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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                               (AMENDMENT NO. 4)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D*
                              (AMENDMENT NO. 14)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           RHONE-POULENC RORER INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                              RHONE-POULENC S.A.
                                   (BIDDER)

                               ----------------

                        COMMON STOCK, WITHOUT PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  76242T 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                  YVES BRISSY
                              RHONE-POULENC S.A.
                             25, QUAI PAUL DOUMER
                        92408 COURBEVOIE CEDEX, FRANCE
                              011-331-47-68-12-34
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                WITH COPIES TO:

     HUBERTUS V. SULKOWSKI, ESQ.               CREIGHTON O'M. CONDON, ESQ.
         SHEARMAN & STERLING                       SHEARMAN & STERLING
   114, AVENUE DES CHAMPS-ELYSEES                 599 LEXINGTON AVENUE
         75008 PARIS, FRANCE                       NEW YORK, NEW YORK
         011-331-53-89-70-00                         (212) 848-4000

                                OCTOBER 2, 1997

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* This Statement also constitutes Amendment No. 14 to the Statement on
  Schedule 13D of Rhone-Poulenc S.A. with respect to the Common Stock, without par value, of Rhone-Poulenc Rorer Inc. which may be deemed to be beneficially owned by Rhone-Poulenc S.A.

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  This Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 and
Amendment No. 14 to the Statement on Schedule 13D (this "Amendment") filed by Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser") relates to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, without par value, of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation, at a price of $97 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 6. INTEREST IN SECURITIES OF THE ISSUER.

  Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

  Purchaser has effected the following additional transactions in Shares during the past 60 days:

       DATE         AMOUNT OF SHARES PRICE PER SHARE PLACE OF TRADE          TYPE OF TRADE
       ----         ---------------- --------------- --------------          -------------
September 8, 1997       132,000           $42.00      Private Sale  Sale pursuant to option exercise
September 8, 1997        96,000           $45.00      Private Sale  Sale pursuant to option exercise
September 8, 1997       106,000           $57.00      Private Sale  Sale pursuant to option exercise
September 16, 1997       11,000           $45.00      Private Sale  Sale pursuant to option exercise
September 19, 1997        4,000           $45.00      Private Sale  Sale pursuant to option exercise
September 22, 1997       12,000           $45.00      Private Sale  Sale pursuant to option exercise
September 23, 1997      129,850          $32.125      Private Sale  Sale pursuant to option exercise
September 23, 1997      334,500           $42.00      Private Sale  Sale pursuant to option exercise
September 23, 1997      612,000           $57.00      Private Sale  Sale pursuant to option exercise
September 23, 1997      626,000           $45.00      Private Sale  Sale pursuant to option exercise

  The Offer expired as scheduled at 5:00 p.m., New York City time, on Wednesday, October 1, 1997. Based on a preliminary count, 46,273,472 Shares were tendered (of which 1,652,976 had been tendered pursuant to notices of guaranteed delivery) and accepted for payment, representing approximately 32.3% of the issued and outstanding Shares and approximately 95.9% of the issued and outstanding shares held by persons other than Purchaser. In addition to the Shares acquired pursuant to the Offer, Purchaser owns 95,084,020 Shares, representing approximately 66.3% of the issued and outstanding Shares. As a result, Purchaser owns approximately 98.6% of the issued and outstanding Shares of the Company. Purchaser intends to cause the Merger of the Company with and into the Merger Subsidiary by the end of 1997. Purchaser owns a sufficient number of Shares to enable it to effect the Merger pursuant to a vote at a meeting of the Company's shareholders. As a result of the Merger, Purchaser will own 100% of the Company. Shares of the Company that were not tendered into the Offer will be cancelled and converted automatically into the right to receive $97.00 per share in cash, subject to dissenters rights. A press release issued by Purchaser on October 2, 1997 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(17) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended and supplemented by adding the following Exhibit:

    (a)(17) Press Release issued by Purchaser on October 2, 1997.

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  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 1997

                                          RHONE-POULENC S.A.


                                          By:/s/ Patrick Langlois
                                             ---------------------
                                             Name: Patrick Langlois
                                             Title:   Chief Finanacial Officer

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                                 EXHIBIT INDEX

   EXHIBIT NO. DESCRIPTION
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
     (a)(17)   Press Release issued by Purchaser on October 2, 1997.